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                 July 13, 2023

       John Cuomo
       Chief Executive Officer and President
       VSE CORP
       6348 Walker Lane
       Alexandria, Virginia 22310

                                                        Re: VSE CORP
                                                            Registration
Statement on Form S-3
                                                            Filed June 30, 2023
                                                            File No. 333-273085

       Dear John Cuomo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Julia Luttig at 202-551-3458 or Brian Fetterolf at 202-551-6613 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Joel May